Exhibit 99.7

Selina Hospitality PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

31 July 2023

Osprey Investments Limited

9E Foti Pitta Street,

1065, Nicosia, Cyprus,

Attention: Mr. Giorgos Georgiou

FEE LETTER

This letter (the “Letter”) sets out the basis upon which Selina Hospitality PLC (the “Company”) has agreed to pay certain fees to Osprey Investments Limited or any of its affiliates (“Osprey”) in relation to the Transaction (as defined below).

1.	DEFINITIONS AND INTERPRETATION

In this Letter, the following terms shall have the following meanings:

“Borrower” means Selina Management Company UK Ltd;

“Convertible Loan Note” means the convertible loan note to be entered into on or about the date hereof between and among the Borrower, the Company and Osprey or any of its affiliates; and

“Transaction” means the proposed subscription by Osprey or any of its affiliates for convertible loan notes pursuant to the Convertible Loan Note.

2.	FEES

In consideration of Osprey’s, or any of its affiliate’s, entry into the Transaction, the Company agrees to pay the following fees to Osprey or any of its affiliates, subject to the remaining terms and conditions of this Letter, a fee in an amount equal to 1.5% of the aggregate subscription amount payable by Osprey or any of its affiliates to the Borrower pursuant to the Convertible Loan Note, such amount being US$60,000 (the “Convertible Loan Note Subscription Fee”).

Payment of the Convertible Loan Note Subscription Fee shall be conditional upon the funding of the Convertible Loan Note in accordance with its terms, and, without limiting the obligation of the Company to pay the Convertible Loan Note Subscription Fee to Osprey or any of its affiliates, the Company hereby authorises Osprey or any of its affiliates to deduct, from the proceeds of the Convertible Loan Note, the Convertible Loan Note Subscription Fee.

3.	PAYMENT TERMS

All amounts payable to Osprey or any of its affiliates under this Letter are exclusive of value added tax, sales and any similar taxes which may be payable on those payments. All payments to be made by the Company to Osprey or any of its affiliates under this Letter shall be made in US Dollars free and clear, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature (including, without limitation, any value added tax) imposed, levied, collected, withheld or assessed by or within any relevant jurisdiction or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law.

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The Convertible Loan Note Subscription Fee shall not be refundable in whole or in part and shall not be creditable against any other fee, cost or expense payable in connection with the Transaction Documents (as such term is defined in the applicable Convertible Loan Note).

4.	MISCELLANEOUS PROVISIONS

This Letter may not be amended except by all parties to this Letter in writing. This Letter constitutes the entire agreement and supersedes all prior agreements (both written and oral) between the parties to this Letter with respect to the subject matter of this Letter. This Letter may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one instrument. The invalidity, illegality or unenforceability of a provision of this Letter does not affect or impair the continuation in force of the remainder of such provision or the remainder of this Letter.

This Letter shall be binding upon, and enure to the benefit of, each party to this Letter and its or any subsequent successors and assigns. A party to this Letter may not assign or transfer, or purport to assign or transfer, a right or obligation under this Letter, except with the prior written consent of the other party to this Letter.

This Letter is a Transaction Document (as such term is defined therein) for the purposes of the Convertible Loan Note.

5.	LAW AND JURISDICTION

This Letter and the relationship among the parties to it (and any non-contractual obligation, dispute, controversy or claim of whatever nature arising out of or in any way relating to this Letter or its formation) shall be governed by and construed in accordance with English law. The parties irrevocably agree that the English courts will have exclusive jurisdiction in relation to this Letter and the parties hereby submit to the jurisdiction of such courts.

[Signature page follows]

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If you are in agreement with the terms as set forth in this Letter, please sign and return the enclosed copy of this Letter.

Yours faithfully,

Duly authorised for and on behalf of Selina Hospitality PLC

Signature:	/s/ RAFAEL MUSERI
Name:	Rafael Museri

Agreed and accepted by:

For and on behalf of Osprey Investments Limited

Signature:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Date:	31 July 2023

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